EXHIBIT 4.04

AGREEMENT

This Agreement, dated as of the 13th day of July 2007, is by and between WHEELER MINING COMPANY, a corporation duly incorporated under the laws of Nevada, c/o Guy B. Pope having an office at 5200 Southwest Macadam, Suite 150, Portland, Oregon 97239 (hereinafter called “OWNER”) and Lincoln Gold Corp., having an office at 325 Tahoe Drive, Carson City, Nevada 89703 (hereinafter called “LESSEE”). This Agreement is sometimes referred to herein as “agreement” or “lease”.

RECITALS

A.

OWNER owns an undivided one hundred percent (100%) interest in those certain patented lode mining claims situated in Lyon Country, Nevada, which are described in Exhibit “A”, attached hereto and by this reference made a part hereof. Such mining claims are hereinafter sometimes referred to as the “property” or “properties”.

B.	LESSEE desires to obtain and OWNER is willing to grant to LESSEE a lease of the Properties, all upon the terms and subject to the conditions herein stated.

Now, therefore, in consideration of the mutual covenants and agreements herein contained, the parties hereto agree as follows:

1. Lease

OWNER hereby leases to LESSEE the properties, together with all improvements, hereditaments, appurtenances, mineral, surface and other rights (other than oil and gas), privileges and franchises incident or belonging hereto. Any reference herein to the agreement, or to the lease, means this agreement and the lease granted hereby, together with the schedules hereto.

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2. Term of Lease

Subject to the conditions herein stated, the term of this lease shall be from July 13, 2007, to and including December 31, 2022, with an exclusive option to renew the lease for additional successive terms as provided for herein. LESSEE may exercise its first option to renew the lease, by written notice delivered to OWNER on or before November 15, 2022, whereupon the lease shall be deemed renewed and the term thereof extended to December 31, 2023. If, on November 1, 2023, the property is in commercial production, LESSEE may renew the lease by written notice delivered to the OWNER prior to November 15, 2023, for a period of one year and the lease shall thereby be extended to December 31, 2024. Similarly, if on November 1st in each succeeding year, the property remains in commercial production, LESSEE shall be entitled to renew the lease for additional one year terms, from year to year, in the manner hereinbefore provided. For the express purposes hereof, the property shall be considered to be in “commercial production” if, during the preceding 12 months, either 15,000 ounces of gold have been produced from the property or there has been production of metals and/or minerals during 12 months exceeding $125,000 in respect of which OWNER’s royalties are to be calculated under paragraph 4.

LESSEE will, at its cost, use its best efforts to produce a positive bankable feasibility study on the properties within twenty four (24) months of the date of this agreement. In the event that the LESSEE does not produce or receive a positive bankable feasibility study within the twenty four (24) month period following the date of this agreement, then Owner may terminate this agreement at its option, provided that such election to terminate must be made within ninety (90) days following the expiry of the twenty four (24) month period following the date of this agreement. LESSEE shall not be considered to have produced a positive bankable feasibility study unless LESSEE provides written notice to OWNER containing a copy of such study within 30 days of LESSEE’s production or receipt of any positive bankable feasibility study with respect to the properties. In the event that a decision is made to place the properties into commercial mineral production, the LESSEE will use its best efforts to arrange for all funding necessary to place the properties into commercial mineral production. The LESSEE will use its best efforts to achieve commercial production on the properties as early as possible following receipt of a positive bankable feasibility study,

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provided (i) the LESSEE is able to achieve the required funding for the project, and (ii) the price of gold remains above $450 per ounce. The LESSEE shall be responsible for paying for all BLM, all state and county, and all other fees necessary to maintain any mineral claims comprising the properties in good standing in each year of the term of this agreement, provided that this agreement shall not have been terminated by June 1 of any year.

The LESSEE shall be responsible for obtaining and paying for all mining permits and licenses, and reclamation and all bonds or forms of security with respect to the properties during the term of the lease, and the LESSEE shall provide OWNER with photocopies of all such permits, licenses, bonds and security within 30 days of issuance of such permits, licenses, bonds or security.

3. Representations and Warranties

OWNER represents and warrants as follows:

(a)      Subject to the paramount title of the United States, it holds a one hundred percent (100%) interest in the patented mining claims listed in Exhibit “A”;

(b)      Owner represents that Owner owns the Property and all mineral rights within the boundary of said property free and clear of all liens, charges, security interests and encumbrances including financial encumbrances and non-financial encumbrances such as easements, leases, options, licenses and rights of way. Owner further represents that Owner is not aware of any disputes, legal actions, or environmental citations affecting the Property or any claims against the owner with respect to the Property or claiming or asserting any interest in the Property. Owner has not granted to any person any Lease, license to use or option to purchase the property. To the best of Owner’s knowledge, neither Owner, nor any Lessee, Licensee or Optionee has caused any hazardous materials to be discharged or released on the Property, nor is the Owner aware of any contamination of the Property by any hazardous materials.

(c)      Owner will deliver evidence of Owner’s title to the Property and copies of all documents bearing upon Owner's title, interest, or ownership in the Property. Lessee may then undertake such further investigation of the title and status of the Property as Lessee shall deem necessary. If that investigation should reveal defects in the title, Lessee and Owner agree to work together at Lessee’s expense to proceed forthwith to cure said title defects to the satisfaction of the Lessee.

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          Notwithstanding anything to the contrary in this Section 3, Owner shall not have any liability for breach of any of the representations, warranties, and/or knowledge or awareness in this Section 3, it being agreed between Owner and Lessee that Lessee agrees to pay for the cost of any title report, the cost of curing any title defects, and for any contamination or hazardous materials on the property.

4. Net Smelter Royalty, and Advance Payments

Upon commencement of commercial mineral production and continuing thereafter, the OWNER shall be entitled to be paid by the LESSEE a net smelter royalty interest on the gold and other metals and/or minerals produced from the properties, which shall be calculated and paid by LESSEE in the manner set forth below:

(a)      Net Smelter Royalty; Gold; Metals and/or Minerals Other than Gold LESSEE shall pay OWNER a net smelter royalty, which shall be based on the following percentages of the gross proceeds received from any mint, smelter, refinery or other purchaser for the sale of gold produced from the property during the previous calendar quarter:

Percent	When gold from the Property is sold for these amounts per troy ounce

3	$450 or less

5	$450.01 to $550

6	$550.01 to $700

7	$700.01 or more

LESSEE shall pay OWNER a net smelter royalty equal to 5% of the gross proceeds received from any mint, smelter, refinery or other purchaser for the sale of metals and/or minerals other than gold produced from the property during the previous calendar quarter.

All royalties shall be payable in U.S. dollars, and shall be paid to OWNER within 45 days of the end of each productive calendar quarter, and shall be accompanied by receipts of all sales during that previous quarter and a substantive report on the activities by LESSEE and his permitted assigns pertaining to the property. Payments due OWNER shall be mailed to OWNER’s above address 15 days before due, unless otherwise instructed.

(b) COMMINGLING OF ORES

The determination of Net Smelter Royalty hereunder is based on the premise that production will be developed solely on the properties. If other properties are incorporated in a single

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mining project and metals, ores or concentrates pertaining to each are not readily segregated on a practical or equitable basis, the allocation of actual proceeds received and deductions there from shall be negotiated between the parties whereby LESSEE agrees to promptly provide OWNER with adequate reporting and accounting of any segregation and commingling of ores. If the parties fail to agree on such allocation, shall be referred to three (3) arbitrators to be appointed one (1) by LESSEE, one (1) by OWNER and one (1) by mutual consent of the first two or failing mutual consent either party may make application to the local district court to appoint a third arbitrator. The arbitrators shall have reference first to this agreement, and then, if necessary, to practices used in mining operations that are of similar nature. The arbitrators shall be entitled to retain such independent mining consultants as they consider necessary. The decision of the arbitrators shall be final and binding on the parties hereto.

(c)      Advance Payments

During the continuance of this agreement, and subject to the provisions of this agreement, LESSEE shall make advance payments to OWNER in accordance with the following schedule:

(i)	$10,000 upon execution and delivery of this agreement.

(ii)	$30,000 prior to each one year anniversary of this lease, including all option or renewal periods.

(iii)

All payments and dollar amounts referred to herein and otherwise in this agreement shall be in U.S. funds. All advance payments under paragraph 5(c) clauses (i) and (ii) thereof, shall be entirely at LESSEE’s option and in the event any such payments are not timely made and the OWNER terminates this agreement as a consequence of such payments not being made, the LESSEE will have no further obligation to make any such payments to the OWNER. Such payments will be made in the manner set forth in Article 15. All advance payments made shall be credited against the royalty. Notwithstanding anything to the contrary in this lease, in the event the amount of the royalty payable to OWNER during any calendar year of this lease is less than the amount of the advance payments which would be payable to OWNER during that calendar year, LESSEE

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shall promptly pay the OWNER the greater of the two amounts in consideration for the lease of the properties during such calendar year.

(iv)	No minimum or advance payment shall be due in respect of any period if on or before the date such payment is due, this lease is terminated or surrendered.

(v)	All payments by LESSEE to OWNER in this agreement shall be nonrefundable.

5. Operations

During continuance of this lease, LESSEE shall have possession of and free and unrestricted access to the properties and shall have the sole right to explore, develop and mine the properties by means of underground or surface operations. All work on the property by LESSEE shall be done in a good and workmanlike manner, and in full compliance with all laws, regulations, and all mining permits. LESSEE shall be responsible for all reclamation of the properties, which shall be in strict accordance with all mining permits and pertinent laws and regulations. Subject to the foregoing, LESSEE shall have the right:

(i)

to remove ores, waste, air, water and materials from the properties, and to carry on general mining and milling operations pertaining to other properties on the surface of or through shafts, open pit and other workings in, on or under the properties;

(ii)

to use any part of the properties for leach piles, tailings and waste dumps and for any other purposes incidental to underground or open pit mining operations conducted wholly or partly on the properties or on other properties;

(iii)

to erect, construct, use and maintain on the properties such roads, buildings, structures, machinery, and equipment as may be required to LESSEE for the conduct of its mining, milling and related operations; and

(iv)

to remove and use timber from the properties, provided that such removal and use is for mining purposes and to the extent that such removal and use is not in contravention with any law or regulation of the State of Nevada or the United States of America.

6. Protection from Liens and Damages

LESSEE shall keep the properties, and the whole and every part thereof, free and clear of liens for labor done or performed for LESSEE’s account upon their properties (except

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inchoate liens or liens being contested in good faith by LESSEE), or for the development or operation thereof under this lease while the same is in force and effect, and will indemnify, defend and hold harmless OWNER from all costs, loss or damage including attorney’s fees at trial and on appeal which may arise by reason of or on account of injury to or death of any persons employed by or contracting with LESSEE in or upon the properties or any injury to or death of any other persons or to livestock or damage to any personal or real property, either on or off the properties, as the result of any work or operations of LESSEE or its possession or occupancy of the properties, or which may arise from noncompliance with any provision of this lease, and/or from any cleanup costs or reclamation costs resulting from or arising from the work or operations of LESSEE hereunder under the Superfund statute and all other federal, state, local, and other applicable hazardous waste laws or regulations. The indemnification, defense, and hold harmless in the immediately preceding sentence shall apply to currently existing and pre-existing conditions on the properties, including without limitation mine shafts, caves, and/or previous mining or other activities.

OWNER agrees that it will not cause or permit any liens, encumbrances, or adverse claims against the properties as a result of the acts or fault of OWNER; and in the event any liens or encumbrances shall hereafter accrue against the properties by act or neglect of OWNER, then LESSEE may, at LESSEE’s option, pay and discharge the same, and if LESSEE elects so to do, LESSEE may deduct the amount so paid from any royalty, or advance of minimum payments payable hereunder, together with interest thereon from the date of payment of said sums, calculated daily and compounded, at a per annum rate equal to the prime rate of Bank of America, N.A. , from time to time, plus 1%.

7. Easements

OWNER agrees to give and grant , if requested by LESSEE, easements upon or over any other properties owned or controlled by OWNER for the erection and construction of water lines, telephone lines, pipe lines and electrical power or transmission lines and roads useful to LESSEE in its operations hereunder; provided , however, that any such easements shall terminate in the event that this lease is terminated by LESSEE or OWNER in accordance with the provisions of Article 11 hereof, in which event LESSEE agrees to remove, within a period

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of six months after such termination, water or telephone liens, pipe lines and electrical power or transmission lines so constructed.

8. Inspection confidentiality

During the term of this lease, the duly authorized representatives of OWNER shall be permitted, on reasonable notice, to enter on the properties and workings thereon at all reasonable times for the purpose of inspecting the properties, provided that (i) OWNER shall give not less than forty eight (48) hours prior notice, (ii) such inspection shall be at OWNER’s sole cost, risk and expense, and (iii) such inspection will not unreasonably hinder ongoing operations. OWNER shall enter upon the properties at OWNER’s own risk and so as not to hinder the operations of LESSEE. During the term of the lease, the OWNER shall have the right, on reasonable notice and at reasonable times, to inspect and take copies of the books and records including sampling and test results, drill logs, production records and maps of LESSEE relating to this lease for the purposes of verifying the computations of net smelter royalty payments hereunder and to keep apprised of LESSEE’s plans for future mining and exploration activities in respect of the property. OWNER will have the right to audit, at its expense, the books and records of the LESSEE related to the calculation of the net smelter royalty payments payable by the LESSEE to the OWNER, provided that such right to audit will not be exercised on a greater than semi-annual basis. OWNER agrees to treat all information acquired hereunder as confidential and agrees that OWNER shall not use the name of LESSEE, its parent, subsidiaries or affiliates in any document or press release or disclose any information OWNER may obtain hereunder to third parties or to the public without first having obtained the written approval of LESSEE.

9. Taxes

During continuance of this lease, LESSEE will pay all property taxes for each fiscal year or part thereof lawfully levied or assessed against the properties, except taxes on or measured by income of OWNER.

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10. Insurance

LESSEE shall carry at all times during the term of this lease workers’ compensation and other insurance required by law. LESSEE will carry additional insurance in the amount of at least $1 million U.S. dollars to defend, indemnify, and hold OWNER harmless from damage or injury, and from judgment filed against LESSEE or OWNER during the course of activity and occupation of the properties, and during and for any reclamation or post mining land use of the properties by LESSEE, the State of Nevada, or any other person or entity. LESSEE shall provide proof of any such insurance to OWNER upon request by OWNER.

11. Termination and Surrender

(a) Failure to make any payment as set out in paragraph 4(a) and /or any required or optional payment as set out in paragraph 4(c) within thirty (30) days following notice to LESSEE that LESSEE is in default in making such payment shall result in the termination of this lease.

(b) if LESSEE shall fail to comply with any provisions of this agreement other than the failure to make a payment when due as provided in Article 4 as set out above, and if, within a period of thirty (30) days after notice of default has been given to it by OWNER, LESSEE does not commence to take such steps as are reasonably necessary to remedy such default and does not thereafter diligently continue to endeavor to remedy such default. Upon the expiration of said thirty (30) day period, or if LESSEE fails to continue to remedy the default as herein before provided, all rights of LESSEE under this agreement, except as provided in Article 12, shall terminate, and all payments theretofore made under this agreement shall be retained by OWNER as full compensation and rental for the use and occupancy of the properties and as the consideration for which this lease is given, and all liabilities and obligations of LESSEE to OWNER of any kind, character or description, including any liability for payments under Article 5 then not due, shall cease and terminate, except for those obligations and liabilities, including without limitation, any reclamation obligations of LESSEE incurred prior to termination.

(c) LESSEE shall have the right at any time while this lease is in force, to terminate and surrender the same by no less than thirty (30) days written notice to OWNER. Upon delivery

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of such notice to OWNER, all rights of LESSEE under this lease, except as provided in Article 12, shall terminate and all payments theretofore made to OWNER under this lease shall be retained by OWNER as full compensation and rental for the use and occupancy of the properties and as the consideration for which this lease is given, and all liabilities and obligations of LESSEE to OWNER of any kind, character or description shall terminate, except for those obligations and liabilities including any reclamation obligations of LESSEE incurred prior to termination.

(d) In addition to its right to terminate and surrender this lease as a whole pursuant to paragraph 11(c), LESSEE shall have the right at any time and from time to time while this lease is in force, to surrender, by Quitclaim Deed and written notice to OWNER, any mining claim included among the properties and thereafter the mining claim or claims so quitclaimed shall no longer be part of the properties.

(e) Upon surrender or termination of this lease or any part of the properties, LESSEE shall promptly furnish OWNER with a complete copy of the records and factual information obtained as a result of work done by LESSEE on the surrendered properties including, but not limited to, logs of all holes drilled thereon, ore values encountered, if any, analysis thereof and pertinent maps and surveys prepared by LESSEE in the course of such work, and production records, provided that this obligation will not extend to interpretive data prepared by the LESSEE.

12. Removal of Property and Reclamation

LESSEE shall have, and it is hereby given and granted, six (6) months after surrender of any mining claim or upon surrender or termination of this lease, to remove from the surrendered mining claim or properties and from any easements granted OWNER on other properties pursuant to Article 7 hereof, as the case may be, all machinery, equipment, personal property and improvements erected or placed by LESSEE thereon, except mine timbers in place. OWNER shall not in any way be responsible for any property of LESSEE remaining on the properties during this six-month period. If not so removed by LESSEE within said six-month period, title to said removable property will then vest in OWNER. During the term of the

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lease and upon and after termination of the lease, the LESSEE will be responsible for the cost of all required reclamation of the properties, including without limitation, any and all physical ground disturbances created by the LESSEE during the term of this agreement. On or before termination of the lease, LESSEE shall adequately fence all open pits and/or mine shafts created by or worked on be LESSEE on the properties.

13. Payments

LESSEE shall make any and all payments under Article 4 to Wheeler Mining Company, c/o Guy B. POPE, 5200 Southwest Macadam, Suite 150, Portland, Oregon 97239. OWNER hereby consents to such manner of payment and, until otherwise agreed, the parties confirm that such will be deemed to be payment and full discharge to OWNER hereunder.

14. Data

Upon execution of this agreement, OWNER shall promptly deliver to LESSEE all abstracts of title to and copies of all title documents affecting the properties which OWNER has in its possession, together with copies of any plats or fields notes of surveys thereon which OWNER has in its possession. In addition, OWNER shall furnish promptly to LESSEE copies of any exploration data, assays, logs, maps, geological, geochemical and geophysical surveys and reports that OWNER has in its possession. OWNER shall allow LESSEE, at any time, to examine and analyze any drill core available to OWNER from the properties. Moreover, the parties will promptly upon execution of this agreement execute a memorandum of this agreement for recording purposes.

15. Notices

All notices and other communications to a party shall be in writing and delivered personally or sent by certified or registered mail, return receipt requested, addressed as hereinafter set forth until a party shall give notice of change of address by certified mail, return receipt requested, which change of address so communicated shall thereafter be treated as the address of the party giving such notice. Notice shall be deemed delivered as of the fifth business day following the date of mailing or, in the case of hand delivery, when actually received.

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It is agreed by and between the parties that for the purposes of notices and communications all matters shall be addressed as follows:

It to OWNER:	WHEELER MINING COMPANY
C/o Guy B. Pope
5200 Southwest Macadam, Suite 150
Portland, Oregon 97239
U.S.A

With a copy to:	PETER F. STOLOFF, P.C.
Attorney At law
121 S. W. Morrison, Suite 600
Portland, Oregon 97204
U.S.A

If to LESSEE:	LINCOLN GOLD CORP.
325 Tahoe Drive
Carson City, Nevada 89703

16. Force Majeure

The obligations of LESSEE under this lease shall be suspended and LESSEE shall not be deemed in default or liable for damages or other remedies while LESSEE is prevented from complying therewith by acts of God, the elements, riots, acts or other failures to act on the part of federal or state agencies or courts, inability to obtain necessary permits, inability to secure material or to obtain access to the properties, strikes, lockouts, damage to, destruction, or unavoidable shutdown of necessary facilities, or any other matters ( whether or not similar to those above-mentioned) beyond LESSEE’s reasonable control; provided, however, that settlement of strikes or lockouts shall be entirely within the discretion of LESSEE; and provided further that LESSEE shall promptly notify OWNER thereof and shall exercise diligence in any effort to remove or overcome the cause of such inability to comply.

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Notwithstanding the above, any strike shall not suspend LESSEE’s obligations to pay OWNER any advance payments or production royalty which would otherwise be due.

17. Assignment

All covenants, conditions, limitations, and provisions herein contained apply and are binding upon the parties thereto, their successors and assigns; and it is expressly understood and agreed that LESSEE may assign this lease, or any part of its interest therein, subject to the written approval of OWNER, which approval shall not be unreasonably withheld, and subject to of the written agreement of the assignee to be subject to and bound by the terms and conditions of this agreement. The OWNER hereby grants to the LESSEE a right of first refusal to purchase the properties that are the subject of this lease in the event that the OWNER determines to sell or assign any of its interests in any of the properties. OWNER shall deliver the LESSEE notice in writing of any proposed sale, including the terms and conditions of such sale, and the LESSEE will have a period of 30 days from the date of receipt of such notice in which to elect to purchase the property or interest to be subject to the sale on such terms and conditions. In the event that LESSEE determines not to exercise its right or first refusal, then the Owner may proceed with such sale, provided that such sale is completed within 90 days. This right of first refusal will again apply if such sale is not completed within 90 days and will apply to any successive proposed sales.

18. Entire Agreement

This agreement constitutes the sole understanding of the parties with respect to the subject matter hereof.

19. Interpretation

This agreement shall be governed by the laws in force in the state of Nevada and the general laws of the United States applicable therein. The headings in this agreement are inserted for convenience of reference only and are not to be used in the interpretation hereof. This agreement shall be interpreted with such changes in gender or number as the context shall require with respect to the parties hereto.

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20. Binding Effect

This agreement is and shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

21. Further Assurances

Each party shall, from time to time, at the request of the other, do such things and execute such documents and further assurances as are reasonably required in order to give full force and effect to the true intent of this agreement.

22. Time of Essence

Time is of the essence in this lease and each and every covenant thereof.

23. Attorney’s Fee

In the event of any dispute arising out of this lease the prevailing party shall be entitled to recover from the other party the prevailing party‘s reasonable attorney’s fee incurred in the suit or action or appeal from a judgment or decree therein or in connection with non-judicial action.

24. Compliance with laws

LESSEE shall conduct its operations on the properties in a careful and workmanlike manner and in compliance with all applicable laws, ordinances and regulations of all government authorities having jurisdiction over LESSEE’s operations.

25. Arbitration

Any disagreement or dispute arising out of this Agreement, its existence, interpretation, performance or enforcement not resolved by the disputing parties within thirty days from the date on which any party notifies one or more of the others of any such disagreement or dispute shall be decided finally by arbitration before three arbitrators in Reno, Nevada under the Commercial Arbitration Rules of the American Arbitration Association. Such notice shall appoint one arbitrator. Within ten days of the receipt of such notice, the other party shall appoint a second arbitrator and the two arbitrators so named shall within ten days of the

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appointment of the second appoint the third. If the two arbitrators appointed cannot agree upon the third arbitrator within such ten days, either party may apply to the Chief Judge of the United States District Court of the District including Reno to designate the third arbitrator. Each arbitrator shall be an individual qualified by skill and experience in the subject matter under dispute. No discovery shall be available. Each party shall bear its own costs in the arbitration. Each arbitrating party shall bear the costs of the arbitrator appointed by such party and the costs of the third arbitrator shall be borne equally by all of the arbitrating parties. The arbitrators shall enter their award within 45 days following the appointment of the third arbitrator. The award shall be binding on each of the arbitrating parties and its Affiliates and may be enforced in any court having jurisdiction over the person or property of any person against whom enforcement of the award is sought.

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IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the day and year first above written.

WHEELER MINING COMPANY

	/s/ Guy B. Pope	July 20, 2007
By:
	President	Date

	/s/ Angeline Baurer	July 20, 2007

	Witness	Date

LINCOLN GOLD CORP.

	/s/ Paul F. Saxton	July 17/07
By:
	President	Date

	/s/ John van Duzen	July 17/07
	Witness	Date

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Exhibit “A”

TO THAT AGREEMENT BY AND BETWEEN WHEELER MINING COMPANY
AND LINCOLN GOLD CORP.
DATED September 1, 2006
Description of the Wheeler Patented Claim Group Lyon Co. Nevada

1)	Mastodon Lode (MS 37) located in portions of sections 31 (T10N, R26E) and 6 (T9N, R26E).

2)	Mastodon (MS 1849A) located in portion of sections 5 and 6 (T9N, R26E).

3)	Ajax (MS 1849A) located in a portion of section 6 (T9N, R26E).

4)	Wheeler Millsite (MS 1849B) located in a portion of sections 31 and 32 (T10N, R26E).

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